Exhibit 2

Transactions in the Securities of the Issuer During the Past Sixty (60) Days*

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

BRADLEY L. RADOFF

Sale of Series A Common Stock	(309,360)	0.5729[1]	04/09/2025
Sale of Series A Common Stock	(14,265)	0.6377[2]	05/05/2025
Sale of Series A Common Stock Purchase Warrants	(25,647)	0.0303	05/05/2025

THE RADOFF FAMILY FOUNDATION

Sale of Series A Common Stock #	(725,000)	0.6800	05/05/2025

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* The transactions reported herein do not reflect the 1-for-10 reverse stock split effected by the Issuer on May 19, 2025.

1 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.5607 to $0.5848 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.6305 to $0.6409 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

# Such Shares were sold pursuant to the Issuer’s fixed price self-tender offer.